UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of June, 2002.


                            KINROSS GOLD CORPORATION


                  40 King Street West, Scotia Plaza, 52nd Floor
                            Toronto, Ontario M5H 3Y2



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |_|      Form 40-F  [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|    No [x]

                            INDEX




Material Change Report dated June 10, 2002 for Press Release
dated June 10, 2002                                                  Page 3-9

Signature Page                                                       Page 10

                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT




Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Dates of Material Changes

June 10, 2002

Item 3.   Press Release

Press release was issued by Kinross in Toronto on June 10, 2002 with respect to the material changes and filed via SEDAR.

Item 4.   Summary of Material Change

Kinross, Echo Bay Mines Inc. and TVX Gold Inc. to combine to create new Senior Gold Producer and to acquire Newmont's TVX NA Interest.

Item 5.   Full Description of Material Change

See attached press release dated June 10, 2002.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

          N/A

Item 7.   Omitted Information

          N/A

Item 8.   Senior Officer

          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

Item 9.   Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

          DATED at Toronto this 10th day of June, 2002.

                                             KINROSS GOLD CORPORATION


                                             PER: Shelley M. Riley/
                                                  -----------------
                                                  Shelley M. Riley
                                                  Corporate Secretary

                                  Press Release

     Kinross, Echo Bay and TVX to Combine to Create New Senior Gold Producer
                    and to Acquire Newmont's TVX NA Interest

Toronto and Edmonton, Canada - June 10, 2002 - Kinross Gold Corporation (TSX-K; Amex-KGC) ("Kinross" or the "Company"), Echo Bay Mines Ltd. (TSX-ECO; Amex-ECO) ("Echo Bay") and TVX Gold Inc. (TSX-TVX; NYSE-TVX) ("TVX") are pleased to announce the proposed combination of the three companies and the concurrent acquisition of the 49.9% interest in the TVX Newmont Americas ("TVX NA") joint venture owned by Newmont Mining Corporation (NYSE-NEM; TSX-NMC; ASX-NEM) ("Newmont").

Kinross, after having combined with Echo Bay and TVX and after having acquired the TVX NA interest (referred to herein as "new Kinross"), will possess the following attributes:

o Top 10 global gold company with market capitalization in excess of US$2 billion;
o 2 million ounce per year gold producer with total cash costs less than US$200 per ounce;
o Only senior North American primary producer with a non-hedging policy and less than 5% of reserves hedged;
o         One of the best capitalized gold producers in North America;
o         65% of annual production in the United States and Canada;
o         Highest leverage to gold prices among major North American producers;
          and
o Strong organic growth from a global resource base exceeding 40 million ounces of gold.

              Terms of the Combination and Concurrent Transaction

The combination of the companies will be achieved by a Plan of Arrangement, whereby Echo Bay shareholders receive 0.52 of a Kinross share for each Echo Bay share and TVX shareholders receive 0.65 of a Kinross share for each TVX share (adjusted accordingly in the event TVX completes the previously approved ten-for-one share consolidation). Concurrently with the combination taking effect, TVX will acquire Newmont's TVX NA interest for US$180 million. The parties expect to enter into a combination agreement which will provide that the combination will be effected pursuant to the Plan of Arrangement.

Based on the 30 day average trading prices on the TSX of Kinross, Echo Bay and TVX prior to the announcement of the combination, the exchange ratios imply a price of Cdn$1.81 per Echo Bay share (representing a 23% premium) and a price of Cdn$2.27 per TVX share (representing a 47% premium).

                          Overview of the new Kinross

As a result of these concurrent transactions, the Company's annual gold production is expected to be approximately two million ounces at total cash costs of less than US$200 per ounce. This production rate will be supported by proven and probable reserves containing 17.9 million ounces of gold and 52.6 million ounces of silver, an additional measured and indicated resource containing 19.2 million ounces of gold and over 60 million ounces of silver, plus a further 8 million ounces of inferred gold resources. Although global in reach, the new Kinross will have 65% of annual production and 50% of reserves based in the United States and Canada. The Company will be the most leveraged to changes in gold price of all major North American based primary gold producers and intends to maintain a strict non-hedging policy in view of the trend of rising gold prices and the Company's new, strong financial position. The new Kinross will be the seventh largest primary gold producer in the world and the only senior North American based primary gold producer with less than 5% of reserves hedged. The Company will operate and maintain joint venture interests in 12 gold mines and one base metal mine located on five continents including seven underground mines, four open pit mines and two operations expected to include both open pit and underground mines.

                   Approvals and Support for the Transactions

The combination has been unanimously approved by the boards of directors of Kinross, Echo Bay and TVX. Each board is recommending that its shareholders approve the transaction at shareholder meetings of the three companies expected to be held in the 3rd quarter of 2002 and the transaction is expected to close shortly thereafter. Approval of the combination requires two-thirds votes by the respective shareholders of Echo Bay and TVX and a majority vote by the shareholders of Kinross. Kinross will also be asking its shareholders to approve a three-for-one share consolidation and if approved, shareholders of Echo Bay and TVX would receive consolidated shares of Kinross and the exchange ratios would be adjusted accordingly. The proposed share consolidation of Kinross requires a two-thirds vote by Kinross shareholders, but is not a condition of the combination. Support agreements for the combination have been reached with the largest shareholders of Echo Bay (Newmont 45.2% and Kinross 10.5%) and TVX (Beech LLC 18.6%). An agreement has also been reached with Newmont for the concurrent acquisition of Newmont's TVX NA interest.

           Management and Financial Strength in an Elevated Platform

Robert (Bob) Buchan, Chairman and CEO of Kinross, stated that, "The combination of Kinross, Echo Bay, TVX and TVX NA will create the premier North American senior gold company for those investors seeking maximum leverage to the gold price in a gold company with superb liquidity. The new Kinross will have a strong group of exploration and development projects for internal growth and an elevated platform to aggressively pursue appropriate external growth opportunities. The pool of talented people in the three former rival companies will ensure a strong entrepreneurial management team going forward. The transactions will result in the new Kinross being one of the best capitalized senior gold companies with a net debt to capitalization ratio of 8%."

The after-tax synergies of consolidating the three companies are expected to generate approximately US$15 million per year in savings (or about US$8 per ounce of annual gold production) in the areas of general and administrative costs, exploration and purchasing. The combination is expected to be immediately accretive to Kinross' earnings, free cash flow and net asset value.

Robert Leclerc, Chairman and CEO of Echo Bay, said, "Echo Bay has approximately US$10 million of cash on hand, no short or long-term debt and enjoys positive cash flow from its operating mines. This and the improving environment for gold prices have opened a new chapter for Echo Bay and its shareholders to join Kinross and TVX and form a new major gold producer with a global vision and a solid North American base. We support this combination."

Sean Harvey, President and CEO of TVX, stated, "For TVX shareholders this combination reunites the components of the long-life asset base of TVX in a much larger entity. Upon TVX shareholders becoming shareholders of new Kinross, they will benefit from the stable, high margin cash flow from the consolidated TVX assets and the strong balance sheet which will complement new Kinross' strong leverage to the gold price. The combined company will also have significant land positions in world-class gold mining districts in the Americas. TVX management and employees have worked hard on behalf of shareholders to accomplish this combination and we expect that they will reap further benefits with the new structure."

As a result of the proposed transactions, the new Kinross will be approximately owned as to 40.3% by existing Kinross shareholders, 31.1% by existing TVX shareholders (excluding Newmont), 14.0% by existing Echo Bay shareholders (excluding Newmont and Kinross) and 14.6% by Newmont.

Pierre Lassonde, President of Newmont stated, "Newmont supports this transaction as part of the ongoing rationalization of the gold industry. Creating a new, substantial gold company will benefit all of the shareholders involved, including Newmont. The sale of Newmont's TVX NA interest is conditional on the closing of the overall combination."

              Management and Board of Directors of the new Kinross

The management team of the new Kinross will be led by Bob Buchan as President and Chief Executive Officer and Scott Caldwell as Senior Vice President of
Operations and Chief Operating Officer. The Company will maintain the entrepreneurial management style that has seen Kinross grow from a 25,000 ounce per year producer nine years ago to a two million ounce per year gold producer as a result of the proposed transactions. The expanded Board of Directors of Kinross will include six Kinross nominees, two TVX nominees, one Echo Bay nominee and one Newmont nominee.

                          Summary of the Transactions

The parties expect to enter into a definitive combination agreement which will provide that the combination will be effected pursuant to the Plan of Arrangement. The concurrent transactions are subject to customary regulatory approvals in Canada and the United States, the approvals of Kinross, Echo Bay and TVX shareholders and other conditions customary in transactions of this nature. The shareholder meetings are expected to be held in the 3rd quarter of 2002 and transaction is expected to close shortly thereafter. The combination is intended to be tax free to Echo Bay and TVX shareholders in Canada and the United States.

The Company will be domiciled in Canada and will maintain its corporate office in Toronto, Ontario, Canada. The common shares of Kinross will continue to trade on the Toronto Stock Exchange ("TSX") under the stock symbol "K" and the Company intends to apply for listing of its common shares on the New York Stock Exchange ("NYSE") under the symbol "KGC". Pending resolution of the NYSE listing, Kinross will continue to trade on the American Stock Exchange ("Amex") under the stock symbol "KGC".

If the combination does not occur under certain circumstances, the combination agreement will provide for a break-up fee of up to Cdn$28 million.

Kinross' financial advisor is CIBC World Markets Inc., Echo Bay's financial advisor is National Bank Financial Inc. and TVX's financial advisor is BMO Nesbitt Burns Inc.

                          Conference Call and Webcast

A conference call is scheduled for Monday, June 10, 2002 at 3:00 p.m. eastern time.
Call in numbers:  International 416-640-4127
                  North America 1-800-218-0204
The conference call and presentation slides will also be available simultaneously and archived at www.kinross.com and www.tvxgold.com. The conference call will be available for telephone replay with the Passcode:
193836# (pound key) by calling: International 416-640-1917; North America 1-877-289-8525.

                             Cautionary Statements

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation, Echo Bay Mines Ltd. and TVX Gold Inc. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross', Echo Bay's and TVX's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission ("SEC") and other regulatory authorities.

Proven and probable reserves and measured, indicated and inferred resources are calculated by the respective companies as of December 31, 2001. Investors are advised that National Policy 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of Kinross and TVX and the Form 10-K of Echo Bay, each for the year ended December 31, 2001, for this detailed information, which is subject to the qualifications and footnotes expressed therein. Reserve calculations have been based on a gold price assumption of US$300 per ounce for all operations except two joint venture operations: Musselwhite at US$275 per ounce and La Coipa at US$265 per ounce of gold and US$4.65 per ounce of silver. United States investors are advised that while the terms "measured" and "indicated" resources and "inferred" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Investors and security holders are urged to read the proxy statement regarding the business combination transaction referred to in the foregoing information, when it becomes available, because it will contain important information. The proxy statement will be filed with the SEC by Echo Bay. Investors and security holders may obtain a free copy of this proxy statement (when it is available) and other documents filed by Echo Bay with the SEC at the SEC's website at www.sec.gov. The proxy statement (when it is available) and these other documents may also be obtained for free from Echo Bay by directing a request to Lois-Ann L. Brodrick, Vice President and Secretary, 780-496-9704, lbrodrick@echobaymines.ca.

                  Certain Information Concerning Participants

Investors may obtain a detailed list of names, affiliations and interests of Echo Bay participants in the solicitation of proxies of stockholders to approve the proposed business combination from a SEC filing under Schedule 14A made by Echo Bay on June 10, 2002.

                            For further information:

Kinross Gold Corporation:  e-mail info@kinross.com or contact:
Robert M. Buchan
Chairman and Chief  Executive  Officer
Tel. 416-365-5650

Echo Bay Mines Ltd.: e-mail investor_relations@echobaymines.ca or contact:

Robert L. Leclerc
Chairman and Chief Executive Officer
Tel. 303-714-8839

TVX Gold Inc.: e-mail info@tvxgold.com or contact:
T. Sean Harvey
President and Chief Executive Officer
Tel. 416-366-8160

Newmont Mining Corporation: e-mail corprelations@corp.newmont.com or contact:
Russell Ball
Group Executive, Investor Relations
Tel. 303-837-5927

                                   SIGNATURES




          Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             KINROSS GOLD CORPORATION



June 10, 2002                                Signed: /s/ Shelley M. Riley
                                                     ----------------------
                                                     Shelley M. Riley
                                                     Corporate Secretary